[Letterhead of Sutherland Asbill & Brennan LLP]

May 16, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed February 24, 2014
File No.: 011-16123

Dear Ms. Ransom:

On behalf of Newtek Business Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated April 2, 2014, and in subsequent telephonic communications with respect to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 011-16123), filed with the Commission on February 24, 2014, as amended (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Securities Act Consequences, page 10

1.	We note your response to comment 9 in our letter dated November 21, 2013. We acknowledge your response that, absent your election to be regulated as a business development company, the reincorporation will not affect any other organizational or substantive changes in the Company’s structure, however, your disclosure indicates your intent to operate as an investment company, specifically a business development company, following your reincorporation and you frame your proposal accordingly. Because you intend to operate as an investment company, specifically a business development company, subject to the Investment Act of 1940 and given the significance of this change the exception set forth at Rule 145(a)(2) is not applicable to you. Accordingly, absent an applicable statutory exemption, the securities to be issued in the transaction are required to be registered under the Securities Act of 1933. For further guidance, refer to Securities Act Release 33-5463.

Response: The Company respectfully acknowledges the Staff’s comment. Per follow-up telephonic communications with the Staff, the Company is concurrently filing a Registration Statement on Form N-14 in response to the Staff’s comment.

Comparison of Stockholder Rights Under Maryland and New York…, page 11

2.	We note your response to comment 6 in our letter dated February 14, 2014 and your amended disclosure. Please further amend your disclosure to individually identify the changes to your charter that are being made “to better align your governing documents with those of other BDCs.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP